UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Enovix Corporation
(Exact name of registrant as specified in its charter)

Delaware	85-3174357
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3501 W Warren Avenue Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Warrants to Purchase Common Stock, par value $0.0001 per share	The Nasdaq Global Select Market
(Title of each class to be so registered)	(Name of exchange on which each Class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (the “Warrants”) to be distributed to holders (the “Holders”) of common stock, par value $0.0001 per share (“Common Stock”), of Enovix Corporation, a Delaware corporation (the “Registrant”), as of July 17, 2025 (the “Record Date”). Holders may exercise their Warrants for shares of Common Stock as specified under the terms of the warrant agreement to be entered into between the Registrant and Computershare Trust Company, N.A. as Warrant Agent (the “Warrant Agreement”), the form of which is included as Exhibit 4.1 hereto.

The Registrant will distribute the Warrants on or about July 21, 2025, to Holders as of the Record Date.

The Registrant has applied to list the Warrants to be registered hereby on The Nasdaq Global Select Market (“Nasdaq” or the “Exchange”) under the symbol “ENVXW”.

On the distribution date of the Warrants, Holders will receive one Warrant for every seven shares of Common Stock they hold as of the Record Date. Holders of the Registrant’s 3.00% Convertible Senior Notes due 2026 (the “Convertible Notes”) will also receive, at the same time and on the same terms as Holders of Common Stock, Warrants without having to convert such Holder’s Convertible Notes as if such Holder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the Convertible Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of Convertible Notes held by such noteholder on such date.

No fractional Warrants will be issued, and any such fractions that would otherwise be issuable will be rounded down as set forth in the Warrant Agreement. For example, shareholders who own 2, 166 or 333 shares of Common Stock would receive zero, 23 and 47 warrants, respectively. Similarly, Warrants issued to noteholders in the distribution will be subject to similar rounding down.

Each Warrant will initially entitle the Holder to purchase, at the Holder’s sole and exclusive election, at a cash exercise price of $8.75 (the “Exercise Price”), one share (as adjusted as described below, the “Warrant Exercise Rate”) of Common Stock.

Unless the Early Expiration Price Condition (defined below) is met, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on October 1, 2026 (the “Expiration Date”). The Expiration Date is subject to automatic acceleration upon satisfaction of the Early Expiration Price Condition.

Upon the occurrence of the first 30 consecutive Trading Day (defined below) period commencing on the first Trading Day immediately following the distribution date of the Warrants in which the daily VWAPs (defined below) of the shares of Common Stock has been at least equal to the then applicable Early Expiration Trigger Price (defined below) for at least 20 Trading Days (whether or not consecutive) (the “Early Expiration Price Condition” and the last Trading Day of such 30 consecutive Trading Day period to occur, the “Early Expiration Price Condition Date”), the Expiration Date will automatically accelerate to the date (the “Early Expiration Date”) that is the business day immediately following the Early Expiration Price Condition Date. In the event of an early expiration of the Warrants, the Warrants will be exercisable until 5:00 p.m. New York City time on the business day immediately following the Early Expiration Price Condition Date, unless the Registrant sets an Alternate Expiration Date (defined below). If the Early Expiration Price Condition occurs, the Registrant will make a public announcement to that effect by issuance of a press release as promptly as practicable after market close on the Early Expiration Price Condition Date setting forth the Early Expiration Date or an Alternate Expiration Date. Subject to applicable laws and regulations and the terms of the Warrant Agreement, including the occurrence of the Early Expiration Price Condition or the Additional Price Condition (defined below), the Warrants may be exercised at any time starting on the date of issuance until 5:00 p.m. New York City time on the Expiration Date, as it may be adjusted.

The Registrant may, in its sole discretion, elect to set the Early Expiration Date on a date falling after the business day immediately following the Early Expiration Price Condition Date (such date, an “Alternate Expiration

Date”). In order to exercise the right to set an Alternate Expiration Date, the Registrant shall, no later than the fifth Qualifying Trading Day (whether or not consecutive) (defined below) occurring in any 20 consecutive Trading Day period, make a public announcement by issuance of a press release that the Registrant is reserving the right to set an Alternate Expiration Date in the event the Early Expiration Price Condition occurs. If the Registrant sets an Alternate Expiration Date, the expiration of the Warrants on such Alternate Expiration Date shall be conditioned on the daily VWAP of a share of Common Stock being at least equal to the quotient of the Exercise Price divided by the Warrant Exercise Rate for each of the two Trading Days immediately preceding such Alternate Expiration Date (the “Additional Price Condition”). As promptly as practicable after market close on the Trading Day immediately preceding the Alternate Expiration Date, the Registrant will make a public announcement by issuance of a press release as to whether the Additional Price Condition has been met. The Registrant may, in its sole discretion, in any such press release, postpone (on one or more occasions) such Alternate Expiration Date to a new Alternate Expiration Date. If the Additional Price Condition is not met as to an Alternate Expiration Date specified by the Registrant, unless the Registrant sets a new Alternate Expiration Date as set forth in the preceding paragraph, the Expiration Date will remain October 1, 2026 unless another Early Expiration Price Condition Date subsequently occurs, or the Registrant sets an Alternate Expiration Date (defined above) in accordance with the provisions above.

For the purposes of the foregoing, “VWAP” of the Common Stock (or other security) on any date of determination means, (i) in the case of the Common Stock, for any day on which trading in the Common Stock generally occurs on the Exchange (or, if the Common Stock is not listed on the Exchange, the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock on such day), the per-share volume-weighted average price based on all trades in the consolidated tape system as displayed on Bloomberg page “ENVX US Equity HP” (setting: “Volume Weighted Average Line”) (or its equivalent successor if such page or setting is not available) in respect of such day and (ii) in the case of any other security, for any day on which trading in such security generally occurs on the Exchange (or, if such security is not listed on the Exchange, the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security on such day), the per-share volume-weighted average price based on all trades in the consolidated tape system as displayed on Bloomberg page “HP” for such security in respect of such day. If such information is not so available for the Common Stock or such other security, the VWAP on such date shall be the last reported sale price for the Common Stock or such other security on such day.

A “Trading Day” for the purposes of the foregoing definition means a day on which the Common Stock (or other security) (i) at the close of regular way trading (not including after-hours or extended market trading) is not suspended from trading on the Exchange or, if the Common Stock (or such other security, as the case may be) is not listed on the Exchange, any U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading the Common Stock (or such other security, as the case may be) at 5:00 p.m. New York City time, and (ii) has traded at least once regular way on the Exchange or, if the Common Stock (or such other security, as the case may be) is not listed on the Exchange, such other U.S. national securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock (or such other security, as the case may be); provided that if the Common Stock (or such other security, as the case may be) is not so listed or traded, “Trading Day” means a Business Day.

A “Qualifying Trading Day” for purposes of the foregoing means any Trading Day on which the VWAP of the Common Stock on such Trading Day is at least equal to the Early Expiration Trigger Price in effect on the last day of the Reference Period (as defined in the Warrant Agreement).

The “Early Expiration Trigger Price” is initially equal to $10.50, subject to certain adjustments, as defined in the Warrant Agreement.

The Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations, (ii) rights issues, (iii) other distributions and spinoffs, (iv) cash dividends and distributions, and (iv) shareholder rights plans, in each case as set forth in the Warrant Agreement. The Early Expiration Price Condition is subject to adjustment concurrently with adjustments to the Warrant Exercise Rate.

The distribution of the Warrants has not been registered under the Securities Act of 1933, as amended, (the “Securities Act”) because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Registrant will file a prospectus supplement, under its existing shelf registration statement, registering the shares of Common Stock underlying the Warrants.

The description of the Warrants contained in a form of prospectus or prospectus supplement relating to the Warrants subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act shall be deemed to be incorporated by reference herein.

Item 2. Exhibits.

The following exhibit is filed as part of this registration statement:

No.	Exhibit

4.1	Form of Warrant Agreement between Computershare Inc., and its affiliate, Computershare Trust Company, N.A. and the Registrant (including the form of Warrant)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Enovix Corporation

Date: July 18, 2025	By:	/s/ Ryan Benton
Ryan Benton
Chief Financial Officer

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